SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Bellatrix Exploration Ltd.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

078314101
(CUSIP Number)

David Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October14, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 078314101	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Orange Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,618,163 shares of Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,618,163 shares of Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 21,618,163 shares of Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON OO; IA

CUSIP No. 078314101	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Orange Capital Master I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,965,725 shares of Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,965,725 shares of Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,965,725 shares of Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 078314101	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON OC Offshore Investments II, SPC – Segregated Portfolio A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,652,438 shares of Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,652,438 shares of Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,652,438 shares of Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 078314101	SCHEDULE 13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Daniel Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,618,163 shares of Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,618,163 shares of Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 21,618,163 shares of Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON IN; HC

CUSIP No. 078314101	SCHEDULE 13D/A	Page 6 of 11 Pages

This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 19, 2014 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on September 4, 2014 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on September 12, 2014 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 26, 2014 ("Amendment No. 3") and Amendment No. 4 to the Original Schedule 13D filed with the SEC on October 3, 2014 ("Amendment No. 4" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the "Schedule 13D") with respect to the common shares, no par value (the "Common Shares"), of Bellatrix Exploration Ltd., a Canadian limited company (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Items 3 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $158,000,000 (CAD $172,000,000) (including brokerage commissions) in the aggregate to purchase the shares of Common Shares reported in this Schedule 13D.

The source of the funds used to acquire the Common Shares reported herein is the working capital of the OC Funds. The shares of Common Shares reported herein are held in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Shares to which this Schedule 13D relates is 21,618,163 shares of Common Shares, constituting approximately 11.3% of the Issuer's currently outstanding Common Shares. In addition, Walied Soliman ("Mr. Soliman"), a Partner at Norton Rose Fulbright LLP and counsel to Orange Capital, beneficially owns 20,000 shares of Common Shares, or less than 0.01% of the Issuer's currently outstanding Common Shares. The aggregate number and percentage of shares of Common Shares reported herein are based upon the 191,091,741 shares of Common Shares outstanding as of June 30, 2014, as reported in the Issuer's Report on Form 6-K for the month of August 2014, filed with the SEC on August 8, 2014.

CUSIP No. 078314101	SCHEDULE 13D/A	Page 7 of 11 Pages

(b) Orange Capital has shared voting power and shared dispositive power over the shares held by the OC Funds, by virtue of Orange Capital's role as the investment advisor to each of the OC Funds, and accordingly Orange Capital may be deemed to be a beneficial owner of such shares. Mr. Lewis has shared voting power and shared dispositive power over the shares held by each of the OC Funds, by virtue of his role as Managing Member of Orange Capital, and accordingly Mr. Lewis may be deemed to be a beneficial owner of such shares. Mr. Soliman has sole voting power and sole dispositive power over the shares of Common Shares beneficially owned by him. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Shares beneficially owned by Mr. Soliman, and Mr. Soliman expressly disclaims beneficial ownership of the shares of Common Shares beneficially owned by each of the Reporting Persons.

(c) Appendix B hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Common Shares effected since sixty days prior to the filing of the Original Schedule 13D.

CUSIP No. 078314101	SCHEDULE 13D/A	Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 15, 2014

ORANGE CAPITAL, LLC

By:	/s/ Daniel Lewis
Name: Daniel Lewis
Title: Managing Member

ORANGE CAPITAL MASTER I, LTD.

By:	/s/ Russell Hoffman
Name: Russell Hoffman
Title: Director

OC OFFSHORE INVESTMENTS II, SPC – SEGREGATED PORTFOLIO A

By:	/s/ Russell Hoffman
Name: Russell Hoffman
Title: Director

/s/ Daniel Lewis
Daniel Lewis

CUSIP No. 078314101	SCHEDULE 13D/A	Page 9 of 11 Pages

Appendix B

TRANSACTIONS IN THE COMMON SHARES EFFECTED BY THE REPORTING PERSONS SINCE JULY 2, 2014

The following table sets forth all transactions with respect to the shares effected since sixty days prior to the filing of the Original Schedule 13D by any of the Reporting Persons.1  Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices. All share prices below are reported in Canadian dollars.

Orange Fund

Date of Transaction	Shares Purchased (Sold)	Average Price Per Share	Range of Prices Per Share
7/2/2014	924,200	$9.4755[2]	$9.31-$9.53
7/3/2014	1,525,000	$9.5538[2]	$9.45-$9.66
7/4/2014	293,200	$9.6384[2]	$9.57-$9.69
7/7/2014	1,500,000	$9.6883[2]	$9.63-$9.84
7/8/2014	400,000	$9.4300	N/A
7/9/2014	214,400	$9.3262[2]	$9.24-$9.43
7/10/2014	220,000	$9.1447[2]	$9.13-$9.27
7/11/2014	150,000	$9.1031[2]	$9.05-$9.25
7/14/2014	123,500	$9.0304[2]	$9.00-$9.24
7/15/2014	215,100	$8.8372[2]	$8.70-$9.07
7/16/2014	481,300	$8.7565[2]	$8.63-$8.90
7/17/2014	100,000	$8.7110[2]	$8.61-$8.91
7/22/2014	130,100	$8.6952[2]	$8.67-$8.80
7/23/2014	117,600	$8.6929[2]	$8.63-$8.78
7/24/2014	150,000	$8.8280[2]	$8.75-$8.92
7/25/2014	150,000	$8.7094[2]	$8.66-$8.79
7/28/2014	479,800	$8.5774[2]	$8.50-$8.75
7/29/2014	208,900	$8.4019[2]	$8.30-$8.61
7/30/2014	400	$8.2000	N/A
7/31/2014	200,000	$8.1135[2]	$8.00-$8.25
8/1/2014	173,300	$7.9048[2]	$7.78-$8.12
8/5/2014	450,000	$7.8021[2]	$7.70-$8.04
8/6/2014	415,700	$7.8233[2]	$7.45-$7.99
8/7/2014	532,600	$7.8592[2]	$7.70-$8.18
8/8/2014	56,600	$7.6700	N/A
8/11/2014	300,000	$7.7914[2]	$7.69-$7.91
8/12/2014	100,000	$7.5444[2]	$7.48-$7.73
8/14/2014	200,000	$7.4692[2]	$7.38-$7.61
8/15/2014	122,700	$7.5100	N/A
8/18/2014	234,400	$7.8862[2]	$7.63-$8.04
8/25/2014	145,000	$8.4730[2]	$8.42-$8.58
8/26/2014	86,700	$8.4871[2]	$8.40-$8.56
8/27/2014	130,000	$8.3741[2]	$8.29-$8.57

CUSIP No. 078314101	SCHEDULE 13D/A	Page 10 of 11 Pages

8/28/2014	185,500	$8.2598[2]	$8.23-$8.34
8/29/2014	33,200	$8.3028[2]	$8.26-$8.49
9/2/2014	613,700	$8.1903[2]	$8.09-$8.43
9/3/2014	884,600	$8.1889[2]	$8.08-$8.27
9/4/2014	308,200	$7.9153[2]	$7.68-$8.12
9/8/2014	11,600	$7.6231[2]	$7.60-$7.81
9/9/2014	184,600	$7.6756[2]	$7.63-$7.82
9/10/2014	549,900	$7.6519[2]	$7.56-$7.72
9/11/2014	835,200	$7.5668[2]	$7.40-$7.66
9/12/2014	300	$7.5600	N/A
9/17/2014	50,000	$7.4180[2]	$7.39-$7.55
9/18/2014	150,000	$7.4244[2]	$7.39-$7.50
9/19/2014	267,713	$7.3323[2]	$7.28-$7.51
9/22/2014	780,900	$7.1137[2]	$7.04-$7.32
9/24/2014	489,550	$6.9966[2]	$6.90-$7.19
9/25/2014	70,050	$6.9685[2]	$6.85-$7.18
10/1/2014	84,500	$6.7626[2]	$6.61-$7.05
10/2/2014	615,500	$6.5213[2]	$6.22-$6.63
10/6/2014	110,000	$6.6367[2]	$6.55-$6.73
10/7/2014	66,950	$6.5190[2]	$6.48-$6.68
10/8/2014	353,360	$6.2205[2]	$6.12-$6.47
10/9/2014	247,000	$6.1121[2]	$6.00-$6.27
10/10/2014	80,402	$5.9546[2]	$5.87-$6.12
10/14/2014	462,500	$5.7425[2]	$5.55-$5.91

CUSIP No. 078314101	SCHEDULE 13D/A	Page 11 of 11 Pages

Date of Transaction	Shares Purchased (Sold)	Average Price Per Share	Range of Prices Per Share
9/24/2014	489,550	$6.9966[2]	$6.90-$7.19
9/25/2014	1,059,950	$6.9685[2]	$6.85-$7.18
9/29/2014	55,500	$6.9537[2]	$6.91-$7.23
9/30/2014	312,000	$6.9772[2]	$6.86-$7.26
10/1/2014	332,500	$6.7626[2]	$6.61-$7.05
10/2/2014	615,500	$6.5213[2]	$6.22-$6.63
10/6/2014	110,000	$6.6367[2]	$6.55-$6.73
10/7/2014	66,950	$6.5190[2]	$6.48-$6.68
10/8/2014	195,640	$6.2457[2]	$6.12-$6.47
10/9/2014	225,000	$6.1200	N/A
10/10/2014	23,348	$5.9164[2]	$5.87-$6.12
10/14/2014	166,500	$5.7890[2]	$5.54-$5.81

1 The Original Schedule 13D and each amendment to the Original Schedule 13D filed prior to this Amendment No. 5 inadvertently presented an average price per share of Common Shares. Accordingly, Appendix B is hereby amended and restated in its entirety to disclose (i) that the reported prices reflect the weighted average sale price per share of Common Shares purchased and (ii) the range of sales prices for such transactions.

2 This transaction was executed in multiple trades in the open market. The price reported above reflects the weighted average sale price per share of Common Shares purchased. The range of sales prices for these transactions is set forth above. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Company or a security holder of the Company full information regarding the number of shares and prices at which the transaction was effected.